SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 14 October 2005

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Transaction in Own Shares dated 04 October 2005
99.2	Transaction in Own Shares dated 06 October 2005
99.3	Transaction in Own Shares dated 07 October 2005
99.4	Transaction in Own Shares dated 10 October 2005
99.5	IHG Organisational Changes dated 11 October 2005
99.6	Transaction in Own Shares dated 13 October 2005

99.1

4 October 2005

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 350,000 of its ordinary shares at a price of 723.13p per share.

99.2

6 October 2005

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 500,000 of its ordinary shares at a price of 710.35873p per share.

99.3

7 October 2005

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 450,000 of its ordinary shares at a price of 711.127778p per share.

99.4

10 October 2005

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 500,000 of its ordinary shares at a price of 711.55p per share.

99.5

11 October 2005

IHG ORGANISATIONAL CHANGES TO FOCUS ON GROWTH

In its half year results announcement on 8th September 2005, InterContinental
Hotels Group ("IHG") set out a new strategy to drive growth, and a new rooms growth target of 50,000 - 60,000 net new rooms by the end of 2008. IHG announces today organisational changes to enhance IHG's operational effectiveness, and best position it to achieve its growth ambitions in its managed and franchised operations from its focus on owners and guests.

IHG will maintain its current regional organisational structure. Its three regions of the Americas, EMEA and Asia Pacific will continue to operate under the control of Stevan Porter, Richard Hartman and Patrick Imbardelli
respectively. Going forward, there will be more consistent processes and standards across the three regions, to reflect the growing globalisation of
IHG's owners and guests, and an increased level of support from central functions.

Andrew Cosslett, Chief Executive, InterContinental Hotels Group, said:

"These changes to the organisation follow on from our stated strategy to become the number one choice for hotel owners and guests worldwide. As our business model becomes more aligned globally on managing and franchising we will be working more closely together to accelerate growth. I am confident that these changes will support our strategy effectively and deliver results."

Details of organisational changes

Franchise strategy

Hotel franchising, IHG's core business model, is well developed in the US market but less developed in other areas of the world. To aid the faster global development of this business model, IHG has created the new role of Global
Leader Franchise Strategy, with responsibility for the development and deployment of best practice in franchising globally.

Stevan Porter, President, the Americas will take on this newly created role, in addition to his existing responsibilities. The considerable expertise Steve has gained in developing and running a franchise network in the Americas region will help IHG as it further develops this core business model across each of its regions.

Owner relationships and finance

IHG continues to focus on further developing its relationships with owners. To assist in this initiative, Richard Solomons, in addition to retaining his existing responsibilities as Group Finance Director, will work to develop IHG's relationship management programme with major global hotel investors, particularly in the upscale arena.

Richard will also assume direct responsibility for strategy, asset management, and will continue his role as Chairman of Britvic.

IT

Class leading management and revenue systems are an essential part of the strength of IHG's operational system, which makes IHG an attractive choice for hotel owners. Maintaining the strength of these systems is a key priority, as is gaining a greater ability to interrogate and use customer data currently embedded in IHG's hotel reservation systems and Priority Club Rewards loyalty programme.

To reflect the importance placed on this function, a new position on the
Executive Committee has been created, of Chief Information Officer ("CIO"). The
CIO will report directly to the CEO. A search for candidates is underway.

Brands and Marketing

As IHG continues to focus on its managed and franchised business models, the strength of its brands remains a key area of focus. A new role of Chief
Marketing Officer has been created to lead the development of IHG's worldwide brand priorities, create a consistent brand management process and build new mechanisms to link IHG's marketing teams around the world.

Peter Gowers will take up this new role, in addition to his existing responsibilities as Executive Vice President, Global Brand Services.

Human Resources

IHG continues to focus on developing and retaining its people. To bring greater consistency to this, regional HR teams are to be aligned globally under the
Global Head of Human Resources.

IHG's current Head of Human Resources, Jim Larson, has resigned with effect from the end of this year, to pursue other professional interests in his home country of the US. It is with regret therefore that a search has been put underway for
Jim's successor.

Corporate Social Responsibility

IHG maintains a strong focus on Corporate Social Responsibility.

Richard Winter, Executive Vice President Corporate Services, General Counsel and
Company Secretary, will continue the development of IHG's Corporate Social
Responsibility agenda.

For further information, please contact:

Investor Relations (Paul Edgecliffe-Johnson)
+44 (0) 1753 410 176

Media Enquiries (Leslie McGibbon)
+44 (0) 1753 410 425; +44 (0) 7808 094 471

Note to Editors:

InterContinental  Hotels  Group PLC of the  United  Kingdom  (LON:IHG,  NYSE:IHG
(ADRs)) is the world's largest hotel group by number of rooms.  InterContinental
Hotels Group owns, manages, leases or franchises,  through various subsidiaries, more than 3,500 hotels and over 537,000  guest rooms in nearly 100 countries and territories  around the world. The Group owns a portfolio of well recognised and respected  hotel brands  including  InterContinental(R)  Hotels  &  Resorts,
Crowne Plaza(R) Hotels & Resorts, Holiday Inn(R) Hotels and Resorts, Holiday
Inn Express(R),  Staybridge Suites(R),  Candlewood Suites(R) and Hotel
Indigo™, and also manages the world's  largest  hotel  loyalty  programme,
Priority  Club(R) Rewards,  with  over  26  million  members  worldwide.   In
addition  to  this, InterContinental  Hotels Group has a 47.5%  interest in
Britvic,  one of the two leading manufacturers of soft drinks, by value and volume, in Great Britain.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club
Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press
Office at www.ihgplc.com/media.

99.6

13 October 2005

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 750,000 of its ordinary shares at a price of 687.226333p per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	14 October 2005